May 10, 2012

Toronto Stock exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Government of Newfoundland and Labrador, Financial Services Regulation Division
Prince Edward Island Securities Office

Rubicon Minerals Corporation
Suite 1540 - 800 W. Pender St.
Vancouver, BC
V6C 2V6

PricewaterhouseCoopers
Suite 700 - 250 Howe St.
Vancouver, BC
V6C 3S7

Dear Sirs/Mesdames:

Re:  Rubicon Minerals Corporation (the"Company")
        Notice Pursuant to National Instrument 51-102 of Change of Auditor

We have read the statements made by the Company in its Notice of Change of Auditor dated May 7, 2012 (the "Notice"), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.  We agree with the statements set out in the Notice, though we advise that we have no basis to agree or disagree with the comments in the Notice relating to PricewaterhouseCooper LLP, Chartered Accountants.

Yours very truly,

/s/  DE VISSER GRAY LLP

DE VISSER GRAY LLP
Chartered Accountants